October 24, 2014

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. INTENDS TO DELIST FROM THE NEW YORK STOCK EXCHANGE

Mexico City, Mexico, October 24, 2014 - Maxcom Telecomunicaciones, S.A.B. de C.V. (NYSE: MXT, BMV: MAXCOM.CPO) (“Maxcom” or the “Company”) announced that the Company’s Board of Directors resolved to delist its ADSs from the New York Stock Exchange (“NYSE”) and terminate the registration of the ADSs with the U.S. Securities and Exchange Commission (“SEC”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the completion of all required legal steps.

Maxcom's Board of Directors made the decision based on its assessment of, among other factors, the relatively low trading volume of its securities in the United States and the savings in costs and administrative efforts that would result from the termination of certain information reporting obligations pursuant to the Exchange Act. They no longer believe it appropriate from a cost and administrative perspective to retain its SEC registration and NYSE listing. However, Maxcom will continue to comply with Mexican securities laws.

Maxcom intends to maintain its ADSs as a Level 1 ADR program. This means that the Company's ADSs will be traded on the US over-the-counter market. Accordingly, Maxcom has not arranged for the listing of its ADSs or securities on another national securities exchange or for the quotation of its ADSs or securities in a quotation medium in the United States. However, Maxcom expects that its ADSs will be quoted on OTCQX. The Company's securities will continue to trade on the Bolsa Mexicana de Valores (Mexican Stock Exchange).

Maxcom intends to file Form 25 with the SEC on or about November 3, 2014 to effect this delisting. The delisting is expected to be effective 10 days after the filing. The Company also intends shortly thereafter to file Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act. By operation of law, the deregistration will be effective 90 days after the filing, unless the Form 15F is earlier withdrawn by the Company or is denied by the SEC. The Company reserves the right to delay the filing of Forms 15F and 25 or to withdraw them for any reason prior to their effectiveness. The information required to be made available pursuant to Rule 12g3-2(b) under the Exchange Act will be made available in English on Maxcom’s website at www.maxcom.com.

October 24, 2014

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small, and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV, and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacán, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Rodrigo Wright

Mexico City, Mexico

(52 55) 4770-1170

rodrigo.wright@maxcom.com

This document contains forward-looking statements. Statements that are not statements of historical fact, including statements about our beliefs and expectations are forward-looking statements. The words, “believes,” “expects,” “intends,” “will,” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Forward-looking statements speak only as of the date they are made and we do not undertake any obligation to update them in light of new information or future developments. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Maxcom’s control, including those described in the sections "Forward-Looking Statements” and "Risk Factors" of the Maxcom’s Form 20-F annual report filed with the SEC. Among the relevant factors is the ability of Maxcom to fulfill the criteria required for delisting and deregistering its securities under applicable U.S. Law. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Maxcom's future actions may be materially different from those expressed or implied by such statements. Maxcom can offer no assurance that its expectations will be met.